

July 29, 2021

*VIA E-mail*

Jonathan D. Van Duren, Esq.
Bryan Cave Leighton Paisner LLP
One Metropolitan Square, Suite 3600
St. Louis, MO 63102

      Re:  Sweater Cashmere Fund
           File Nos. 333-257605, 811-23712

Dear Mr. Van Duren:

        On July 1, 2021, you filed an initial registration statement on Form N-2 on behalf of the Sweater Cashmere Fund (the "Fund"), under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act"). We have reviewed the registration statement and provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

## GENERAL

1. The staff notes that the facing sheet includes a registration fee table. Please advise the staff whether, in accordance with revisions to Rules 23c-3 and 24f-2, the Fund plans to rely on the new payment structure permitting interval funds to register an indefinite number of shares and pay registration fees based on net issuance of shares.

2. Please tell us if you have presented any test the waters materials to potential investors in connection with these offerings. If so, we will request these materials for review.

## PROSPECTUS

**Cover Page**

3. Please disclose the intervals between deadlines for repurchase requests and pricing and repayment. Please also include a cross reference to the relevant sections of the prospectus that discuss the Fund's repurchase policies and attendant risks. *See* Guide 10 to Form N-2.

4.     Please disclose in the bullet points on the cover page that the amount of distributions that the Fund may pay, if any, is uncertain.  Please also disclose that the Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as from offering proceeds, borrowings and amounts from the Fund's affiliates that are subject to repayment by investors.

**Prospectus Summary**

5.     <u>Investment Objective and Strategies (page 1)</u>.  The second paragraph of this section refers to investments in professionally managed private venture capital funds, which the prospectus defines as "Portfolio Funds."
   a.   Please explain to the staff whether these "Portfolio Funds" differ from the "Private Funds" defined on page five of the SAI, and which the SAI notes will comprise no more than 15% of the Fund's net assets.
   b.   If Portfolio Funds differ from the Private Funds, please disclose in the prospectus the extent to which the Fund will invest in Portfolio Funds and whether these funds rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act.  If the Fund will invest more than 15% of its net assets in funds that rely on Sections 3(c)(1) or 3(c)(7), please note the Fund should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard.  Please confirm to us that the Fund will (i) invest 15% or less of its net assets in funds that rely on Sections 3(c)(1) or 3(c)(7); or (ii) the Fund will impose a $25,000 initial investment minimum and will limit investments to accredited investors.  We may have additional comments after reviewing your response.

6.     <u>Investment Objective and Strategies (page 1)</u>.  The second paragraph of this section indicates that the Fund will co-invest with venture capital funds and other investors.  Please inform the staff whether these venture capital funds or other investors will be affiliated with the Fund or Adviser.  If so, please advise the staff whether the Fund is seeking or plans to seek an exemptive order to permit it to co-invest.

7.     <u>Use of Proceeds (page 2)</u>.  The disclosure in this section notes that the Fund expects to invest all or substantially all of the net proceeds "within approximately three years after receipt of the proceeds . . . ."  Please note that for closed-end funds with a primary investment objective of investing in a small business, it is the staff's position that proceeds from an offering must be invested within two years.  *See* Guide 1 to Form N-2, which discusses this position and defines "small business."

8.     <u>Principal Risk Considerations (page 5)</u>.  The fourth bullet point on this page refers to "Private Companies."  However, that term does not appear to be defined anywhere in the registration statement.  Please define this term.

**Summary of Fund Fees and Expenses**

9.  <u>Fees and Expenses (page 6)</u>.  Footnote (2) states that "[o]ther expenses are estimated . . . ."  Please revise this disclosure to clarify that other expenses are estimated for the current fiscal year.  *See* Instr. 6 to Item 3 of Form N-2.

10. <u>Example (page 7)</u>.  Please include a second example assuming that shares are repurchased at the end of Year 1.  *Cf*. Instr. 4(e) to Item 3 of Form N-1A.

**Investment Objective, Strategies and Policies**

11. <u>Investment Strategy (page 8)</u>.  Please describe any fundamental policies that cannot be changed without a shareholder vote.  *See* Item 8.2 of Form N-2.

12. <u>Investment Strategy (page 8)</u>.  The final paragraph on this page states that the Adviser "expects to use *a range of resources* to identify Portfolio Companies and Portfolio Funds for investment, and to leverage its operational and venture networks to general high-quality deal flow" (emphasis added).  Please provide examples of this "range of resources."

**Risks**

13. <u>Portfolio Fund Risks (pages 14-16)</u>.  Please consider including a sub-heading for each sub-risk discussed.

14. <u>Non-U.S. Investments Risk (page 17)</u>.  In connection with this risk, please also disclose that (a) it may be difficult to obtain or enforce a court judgment abroad; and (b) there may be difficulties in transaction settlements and the effect of this delay on shareholder equity.  *See* Guide 9 to Form N-2.

15. <u>Foreign Currency Risk (page 17)</u>.  Please disclose the risk of a possible decrease in share value as a result of currency fluctuations between the date of tender and the repurchase pricing date if the Fund has invested a portion of its portfolio in foreign markets.  *See* Guide 10 to Form N-2.

**Fund Management**

16. <u>Fund Board and Officers (page 18)</u>.  The first paragraph of this section notes that a majority of the Trustees are independent, "which means they are not officers of the Fund or affiliated with the Adviser."  Please revise the sentence to state that "independent" means that Trustees are not "interested persons" as that term is defined under the 1940 Act.

17. <u>Investment Adviser and Management Contract (page 18)</u>.  Please provide a description here of the Adviser's investment advisory experience.  *See* Item 9.1.b of Form N-2.

18. <u>Investment Adviser and Management Contract (page 18)</u>.  Please disclose any conflicts of interest that may arise related to the allocation of investment opportunities by the Adviser between the Fund and other clients in the future.

19. <u>Investment Adviser and Management Contract (page 18)</u>.  Please identify here, or in another section of the prospectus that the Fund considers appropriate, each person who controls the Fund as of a date within 30 days of the filing.  *See* Item 9.3 of Form N-2.

**Plan of Distribution**

20. <u>How to Purchase Fund Shares (page 24)</u>.  The staff notes that the Fund's website currently includes a link that appears to be a waitlist for individuals to sign up to invest in the Fund.  Please supplementally explain to the staff why such a waiting list does not present issues under the provisions of the 1933 Act restricting certain publicity and communications during the registration process, commonly known as "gun jumping."

**Share Repurchases**

21. The third paragraph on page 25 refers to a "written notice (which is currently expected to be sent through email, text message, and/or the Fund's mobile app, to the extent permitted by law) . . . ."  The fourth paragraph indicates that "[t]his notice may be included in a shareholder report or other Fund document."
    a. Please confirm that "to the extent permitted by law" includes Commission guidance on electronic communications.
    b. Please consider revising the third paragraph, as Rule 30e-3 provides that investors may elect to receive shareholder reports (which current disclosure indicates may include the Rule 23c-3 repurchase offer notice) in paper.

22. <u>Early Repurchase Fee (page 26)</u>.  The disclosure in the table to this section indicates that the 2.0% early repurchase fee will be assessed if a shareholder tenders shares within 185 days after purchase.  However, Footnote 1 to the fee table on page six discloses this 2.0% fee will be assessed if shares are tendered within 182 days after purchase.  Please reconcile this timing discrepancy.

**Description of Shares**

23. Please disclose in this section whether shareholders are liable to further calls or assessments by the Fund.  *See* Item 10.1.a.

**Tax Matters**

24. <u>Taxation as a Registered Investment Company (page 31)</u>.  The final paragraph on this page states "[f]or example if the Fund holds debt obligations that are treated under applicable tax rules as having original issue discount ('OID'), such as debt instruments

with PIK interest . . . ." If the Fund expects to invest significantly in OID securities, please disclose this as part of the Fund's strategy and discuss the risks presented by OID investments, including that:

    a.  market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

    b.  use of OID securities may provide certain benefits to the Adviser, including increasing management fees;

    c.  the Fund may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash.  Such required cash distributions may have to be paid from offering proceeds or the sale of Fund assets; and

    d.  the required recognition of OID interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of the Fund's taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

25.   Taxation of U.S. Shareholders (page 33).  Please disclose the tax consequences to shareholders of share repurchases and related portfolio securities sales.  *See* Guide 10 to Form N-2.

**Certain Fund Service Providers**

26.   Administrator (page 37).  Please disclose the compensation to be paid to the Administrator.  *See* Item 9.1.d of Form N-2.

27.   Please disclose the name and principal business address of the Fund's dividend-paying agent.  *See* Item 9.1.e of Form N-2.

## STATEMENT OF ADDITIONAL INFORMATION

**Investment Objective and Policies**

28.   Non-Fundamental Policies (page 5).  The first sentence in this section notes that "the Fund will invest no more than 15% of its net assets in pooled investments investment vehicles, including other venture capital funds, that would be investment companies but for Section 3(c)(1) or Section 3(c)(7) of the [1940 Act]."  Please include this discussion in the strategy section of the prospectus.

29.   Standing Committees (page 6).  The disclosure describing the Nominating and Compensation Committee notes that this committee is responsible for, among other things, "considering and evaluating nominee candidates properly submitted by shareholders . . . ."  Please describe the procedures shareholders should follow in submitting recommended nominees.  *See* Item 18.5.b.(4) of Form N-2.

\*      \*      \*

We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act.  The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.  Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-4716.

Sincerely,

/s/ Christopher R. Bellacicco

Christopher R. Bellacicco
Attorney-Adviser

cc:      John C. Lee, Branch Chief
        Christian T. Sandoe, Assistant Director